Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended June 30,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
EXCLUDING INTEREST ON DEPOSITS:
Fixed charges:
Interest on borrowed funds	$1,358	$1,279	$1,467	$2,170	$2,967	$3,012
Estimated interest included with rental expense	91	186	223	244	272	271
Total fixed charges	$1,449	$1,465	$1,690	$2,414	$3,239	$3,283

Earnings:
Income before income tax expense	$5,365	$11,435	$8,056	$8,081	$13,746	$6,382
Fixed charges	1,449	1,465	1,690	2,414	3,239	3,283
Total earnings	$6,814	$12,900	$9,746	$10,495	$16,985	$9,665

Ratio of Earnings to Fixed Charges (excluding deposit interest)	4.7	8.8	5.8	4.3	5.2	2.9

INCLUDING INTEREST ON DEPOSITS:
Fixed charges:
Interest on deposits	$2,201	$3,521	$2,730	$2,631	$3,180	$4,164
Interest on borrowed funds	1,358	1,279	1,467	2,170	2,967	3,012
Estimated interest included with rental expense	91	186	223	244	272	271
Total fixed charges	$3,650	$4,986	$4,420	$5,045	$6,419	$7,447

Earnings:
Income before income tax expense	$5,365	$11,435	$8,056	$8,081	$13,746	$6,382
Fixed charges	3,650	4,986	4,420	5,045	6,419	7,447
Total earnings	$9,015	$16,421	$12,476	$13,126	$20,165	$13,829

Ratio of earnings to fixed charges (including deposit interest)	2.5	3.3	2.8	2.6	3.1	1.9